FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated May 15, 2007 by Excel Maritime Carriers Ltd. Announces First Quarter 2007 Results Release Date, Conferece Call and Webcast

Exhibit 1

NEWS RELEASE for May 15, 2007

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

     http://www.excelmaritime.com

Excel Maritime Announces First Quarter 2007

Results Release Date, Conference Call and Webcast

Earnings Release: Tuesday, May 22, 2007, after 4:00 p.m. EDT

Conference Call and Webcast: Wednesday, May 23, 2007, at 10:00 a.m. EDT

ATHENS, GREECE - May 15, 2007 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that on Tuesday, May 22, 2007, after the close of the market in New York it will release its results for the first quarter ended March 31, 2007.

The next day, Wednesday, May 23, 2007 at 10:00 a.m. EDT, the company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44 (0)1452-542-301 (all other callers). Please quote “Excel Maritime”.

In case of any problem with the above numbers, please dial 1-866-223-0615 (from the US), 0800-694-1503 (from the UK) or +44 (0) 1452-586-513 (all other callers). Quote “Excel Maritime”.

A telephonic replay of the conference call will be available until May 31, 2007 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or +44 1452-550-000 (all other callers). Access Code: 1838801#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company’s current fleet consists of 16 vessels (ten Panamax and six Handymax vessels) with a total carrying capacity of 965,233 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  May 15, 2007        By: /s/ Christopher J. Georgakis

                                     ----------------------------

                                       Christopher J. Georgakis

President and Chief Executive Officer